Exhibit 99.1

Consolidated Financial Statements

Student Transportation Inc.

For the three months ended September 30, 2015 and 2014

Student Transportation Inc.

Consolidated Financial Statements

For the three months ended September 30, 2015 and 2014

Student Transportation Inc.

Consolidated Balance Sheets

(000’s of U.S. dollars)

	As at	As at
	September 30, 2015	June 30, 2015
Assets
Current assets:
Cash and cash equivalents	$4,223	$5,333
Accounts receivable, net of allowance for doubtful accounts of
$112 and $126 at September 30 and June 30, 2015, respectively	73,887	55,275
Inventory	4,091	4,148
Prepaid expenses	12,824	9,721
Other current assets	2,680	3,443
Total current assets	97,705	77,920

Investment in investee	1,771	1,776
Other assets	21,460	20,384
Property and equipment, net	255,411	231,296
Oil and gas interests, net	7,538	7,713
Other intangible assets, net	60,685	61,899
Goodwill	132,668	134,939
Total assets	$577,238	$535,927

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,550	$2,230
Accrued expenses and other current liabilities	61,301	67,396
Total current liabilities	62,851	69,626

Long-term debt	278,376	204,936
Asset retirement obligation	584	575
Deferred income tax liability	35,544	41,558
Class B Series Three common share liability	1,775	1,993
Other liabilities	18,759	17,432
Total liabilities	397,889	336,120

Shareholders' equity
Paid in Share Capital	518,918	517,560
Accumulated deficit	(335,801)	(315,633)
Accumulated other comprehensive loss	(3,768)	(2,120)
Total shareholders’ equity	179,349	199,807
Total liabilities and shareholders’ equity	$577,238	$535,927

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Operations

(000’s of U.S. dollars, unless specified, except share and per share amounts)

	Three months ended		Three months ended
	September 30, 2015		September 30, 2014

Revenues		$93,383		$88,532

Costs and expenses:
Cost of operations		85,084		78,918
General and administrative		14,195		13,303
Non-cash stock compensation		803		770
Depreciation and depletion expense		5,000		4,963
Amortization expense		788		821
Total operating expenses		105,870		98,775

Loss from operations		(12,487)		(10,243)

Interest expense		3,709		4,212
Foreign currency loss		64		273
Unrealized loss on foreign currency exchange contracts		-		282
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature		(6)		(188)
Other income, net		(1,122)		(1,144)
Loss before income taxes and equity in net loss of unconsolidated investment		(15,132)		(13,678)
Equity in net loss of unconsolidated investment		(5)		-
Income tax benefit		(5,594)		(4,923)

Net loss		$(9,543)		$(8,755)
Weighted average number of shares outstanding-basic		96,271,326		82,997,846
Weighted average number of shares outstanding-diluted		110,874,408		104,497,480
Basic and diluted net loss per common share		$(0.10)		$(0.11)
Dividends declared per common share	US $	0.11	Cdn$	0.14

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Comprehensive Loss

(000’s of U.S. Dollars)

	Three months ended	Three months ended
	September 30, 2015	September 30, 2014

Net loss :	$(9,543)	$(8,755)
Other comprehensive income :
Unrealized (loss) gain on currency translation adjustments	(1,648)	1,505
Other comprehensive (loss) income :	(1,648)	1,505

Comprehensive loss	$(11,191)	$(7,250)

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Shareholders’ Equity

(000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2014	82,816,549	$443,100	$(7,122)	$(276,938)	$159,040
Net loss	-	-	-	(8,755)	(8,755)
Dividends	-	-	-	(10,611)	(10,611)
Common stock issuance	354,525	2,227	-	-	2,227
Other comprehensive income	-	-	1,505	-	1,505
Balance at September 30, 2014	83,171,074	$445,327	$(5,617)	$(296,304)	$143,406

Balance at June 30, 2015	96,141,516	$517,560	$(2,120)	$(315,633)	$199,807
Net loss	-	-	-	(9,543)	(9,543)
Dividends	-	-	-	(10,625)	(10,625)
Common stock issuance	492,040	1,990	-	-	1,990
Repurchase of common stock	(140,067)	(632)	-	-	(632)
Other comprehensive loss	-	-	(1,648)	-	(1,648)
Balance at September 30, 2015	96,493,489	$518,918	$(3,768)	$(335,801)	$179,349

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Cash Flows

(000’s of U.S. Dollars)

	Three months ended	Three months ended
	September 30, 2015	September 30, 2014
Operating activities
Net loss	$(9,543)	$(8,755)
Adjustments to reconcile net loss to net cash used in
operating activities:
Deferred income taxes	(5,594)	(5,077)
Unrealized loss on forward contracts	-	282
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(6)	(188)
Unrealized foreign currency gain	(208)	(416)
Amortization of deferred financing costs	345	470
Non-cash stock compensation	803	770
Equity in net loss from unconsolidated investment	5	-
Gain on disposal of fixed assets	(38)	(304)
Depreciation and depletion expense	5,000	4,963
Amortization expense	788	821
Changes in current assets and liabilities:
Accounts receivable	(18,960)	(13,388)
Prepaid expenses, inventory and other current assets	(3,910)	(12,734)
Accounts payable	(638)	(293)
Accrued expenses and other current liabilities	14,002	10,923
Changes in other assets and liabilities	1,031	(316)
Net cash used in operating activities	(16,923)	(23,242)

Investing activities
Payments on seller debt	-	(200)
Purchases of property and equipment	(52,160)	(19,359)
Proceeds on sale of equipment	199	854
Net cash used in investing activities	(51,961)	(18,705)

Financing activities
Redemption of Class B Series Two and Three common shares	(168)	(250)
Repurchase of common stock	(632)	-
Financing fees	-	(496)
Common stock dividends	(8,521)	(8,571)
Borrowings on credit facility	85,270	49,850
Payments on credit facility	(8,100)	(8,200)
Net cash provided by financing activities	67,849	32,333

Effect of exchange rate changes on cash	(75)	(20)
Net decrease in cash and cash equivalents	(1,110)	(9,634)
Cash and cash equivalents at beginning of period	5,333	10,858
Cash and cash equivalents at end of period	$4,223	$1,224

See accompanying notes.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1. General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of income participating securities (“IPSs”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”). On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Three common shares (and with the previously outstanding Class B Series Two common shares, the “Class B” common shares) of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 8). STI currently holds a 98.5% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2015.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at September 30, 2015. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Recently Adopted Accounting Standards

In January 2014, the FASB issued ASU 2014-05, Service Concession Arrangements. This ASU applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets both of the following conditions: (i) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them and at what price and (ii) the grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. This is effective for annual periods beginning after December 15, 2014 (including interim periods within those fiscal years) and should be applied on a modified retrospective basis to service concession arrangements in existence at the beginning of the fiscal year of adoption. The Company adopted this standard for the first quarter of fiscal 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, an update modifying the criteria under which asset disposal activities qualify for presentation as a discontinued operation. The amendment restricts presentation as a discontinued operation to disposals that represent a strategic shift that has, or will have a major effect on an entity's operations and financial results. The amendments in this update are to be applied prospectively to all disposals or classifications as held for sale of components of an entity. The Company adopted this standard for the first quarter of fiscal 2016. The adoption of this standard did not have a material impact on our consolidated financial statements

Recently Issued Accounting Standards

In September 2015, FASB issued ASU 2015-16 Business Combinations-Simplifying the Accounting for Measurement-Period Adjustment. This ASU eliminates the requirement to retrospectively account for measurement-period adjustment resulting from business combinations. Instead, these adjustments will be recognized in the period the adjustment amount is determined. The Company is required to adopt this standard for the first quarter of fiscal 2017. The Company is currently evaluating the requirements of this ASU to determine the impact on our consolidated financial statements, but currently does not anticipate this standard having a significant impact.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations

The Company did not complete any business acquisitions during the first three months of fiscal 2016.

2015 Acquisition

Dalton Bus Lines Limited

On December 5, 2014 the Company acquired certain assets and a contract of Dalton Bus Lines in Ontario, Canada. Earnings of the acquired company were included in the Company’s results of operations from the acquisition date. The aggregate purchase price of these assets was approximately $0.4 million.

Property and equipment	$520
Intangible Assets	10
Total	$530

The purchase price consisted of $0.4 million in cash. Identifiable intangible assets consisted primarily of a non compete agreement that will be amortized over 3 years. The fair value of the assets acquired was greater than the purchase price; therefore the Company recognized a gain of approximately $0.1 million which is included in the statement of operations for fiscal year 2015. Approximately three thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2015.

4. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	September 30, 2015		June 30, 2015
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$-	$127,333	$-	$50,421
Convertible Debentures	-	116,043	-	119,515
Senior Secured Notes	-	35,000	-	35,000
	$-	$278,376	$-	$204,936

The Company expects to be able to repay, renew or refinance its various loan facilitates and Convertible Debentures as they become due with other long term financing options.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at September 30, 2015.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At September 30, 2015 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 492,040 and 354,525 common shares during the three months ended September 30, 2015 and 2014, respectively. The shares issued pursuant to the plan represent non-cash dividends with values of $2.0 million and $2.2 million, for the three months ended September 30, 2015 and 2014, respectively, which have been recorded as a non-cash financing activity in each period. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the Canadian dollar closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount and converted into U.S. dollars at the daily Bank of Canada noon exchange rate posted on the last trading day of such five day period.

The Company renewed its normal course issuer bid (“NCIB”) on October 21, 2014. Pursuant to the notice, the Company was permitted to acquire up to a maximum amount of Common Shares equal to the lesser of 4,158,553 Common Shares or the number of Common Shares that could have been purchased for an aggregate purchase price of Cdn $5.0 million in the twelve month period commencing October 24, 2014 and ending on October 23, 2015. During August 2015 the Company amended its current NCIB to increase the maximum amount of common shares that the Company is permitted to acquire to 6,806,591 common shares, subject to the Company’s senior debt agreement requirements. The amended NCIB still covers the twelve month period commencing October 24, 2014 and ending on October 23, 2015. Under the NCIB, the Company repurchased 140,067 shares with a value of $0.6 million during the three months ended September 30, 2015. The Company did not repurchase any shares during the three months ended September 30, 2014.

Common shares issued and outstanding are 96,493,489 at September 30, 2015.

6. Loss Per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three months ended	Three months ended
	September 30, 2015	September 30, 2014
Weighted-average shares outstanding-basic	96,271,326	82,997,846
Potential dilutive effect of shares to be issued
to settle the debentures	14,603,082	21,499,634
Weighted-average shares outstanding-diluted	110,874,408	104,497,480

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

6. Loss Per Share (continued)

The computations for basic and diluted loss per common share are as follows:

	Three months ended	Three months ended
	September 30, 2015	September 30, 2014
Net loss –basic	$(9,543)	$(8,755)
Add back: Interest expense on debentures (net of tax)	1,124	1,696
Net loss used for diluted loss per share	(8,419)	(7,059)

Basic loss per share	$(0.10)	$(0.11)
Diluted loss per share	$(0.10)	$(0.11)

The conversion of the convertible debentures is anti-dilutive for both the three months ended September 30, 2015 and 2014.

Potential dilution arising from the conversion of the convertible debentures for the three months ended September 30, 2015 and 2014 were excluded from the weighted average diluted shares outstanding, as their effect was anti-dilutive.

7. Income Taxes

The effective income tax rate was 37.0% and 36.0% for the three months ended September 30, 2015 and 2014, respectively. The increase in the quarter over quarter effective tax rate for the three months ended September 30, 2015 was primarily due to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s loss before income taxes resulting from the operations in each country. As of September 30, 2015, the gross amount of unrecognized tax benefit remained unchanged from the June 30, 2015 balance of $0.5 million.

8. Stock-Based Compensation

The shareholders of the Company approved the EIP adoption and the initial allotment of Class B common shares available for issuance under the EIP by STA Holdings in December 2005. In November 2008 and November 2012, additional Class B common share allotments for issuance under the EIP were also approved by shareholders. Historically, Class B Series Two common shares were issued pursuant to the EIP while the Company was under the IPS structure, with Class B Series Three common shares utilized for share grants subsequent to March 2010 as the Company converted out of the IPS structure with the redemption of the Subordinated Notes earlier in fiscal 2010. The Class B common shares are accounted for as a liability upon issuance, as a result of a put option they contain.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock-Based Compensation (continued)

In May 2015, the Company redeemed all of the remaining Class B Series Two common shares by exchanging the outstanding Class B Series Two common shares for Class B Series Three common shares, based on the fair market value of each class of shares. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

Class B common shares granted are fully vested on the grant date. These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B common shares are recorded as a component of other income, in the consolidated statement of operations. The Company recorded income of $1.0 million and $0.6 million for the three months ended September 30, 2015 and 2014, respectively, associated with the change in fair value on the Class B common shares, which are recorded as a component of other income, in the consolidated statement of operations. The Company recorded $0.2 million in dividend payments for both the three month ended September 30, 2015 and 2014, which are recorded as a component of other income, in the consolidated statement of operations.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the three months ended September 30, 2015
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2015	2,493,603	(902,392)	1,591,211
Grants	176,705	(79,755)	96,950
Redemptions	(37,005)	-	(37,005)
Shares outstanding at September 30, 2015	2,633,303	(982,147)	1,651,156

The Company recognized $0.8 million in non-cash stock based compensation expense related to the above grants during the three months ended September 30, 2015, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 37,005 shares were “put” back to the Company during the three months ended September 30, 2015 for which the Company paid $0.2 million. The fair value of the Class B Series Three common shares outstanding at September 30, 2015 represents a liability of $6.6 million, of which $4.8 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock-Based Compensation (continued)

	For the three months ended September 30, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842
Grants	116,102	(37,720)	78,382
Redemptions	(39,063)	-	(39,063)
Shares outstanding at September 30, 2014	2,149,032	(703,871)	1,445,161

The Company recognized $0.8 million in non-cash stock based compensation expense related to the above grants during the three months ended September 30, 2014, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 39,063 shares were “put” back to the Company during the three months ended September 30, 2014 for which the Company paid $0.3 million. The fair value of the Class B Series Three common shares outstanding at September 30, 2014 represented a liability of $9.0 million, of which $6.4 million was recorded in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was recorded in Class B Series Three common share liability.

9. Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	September 30, 2015	June 30, 2015
Cash	$4,223	$5,333
Accounts receivable	$73,887	$55,275
Accounts payable	$1,550	$2,230
Other accrued liabilities	56,473	62,040
Class B Series Three share liability	6,603	7,349
Long-term debt (including portion due within one year)	278,376	204,936
Conversion right on 6.25% Convertible Debentures	3	9
Other long term liabilities	18,756	17,423
	$361,761	$293,987

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value. The fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at September 30, 2015
	Level 1	Level 2	Level 3	Total
Interest rate swap	-	$418	-	$418
Class B Series Three common share liability	-	6,603	-	6,603
Conversion right on US$ 6.25% Convertible Debentures	-	-	3	3
	$-	$7,021	$3	$7,024

As at June 30, 2015
	Level 1	Level 2	Level 3	Total
Interest rate swap	-	$337	-	$337
Class B Series Three common share liability	-	7,349	-	7,349
Conversion right on US$ 6.25% Convertible Debentures	-	-	9	9

	$-	$7,686	$9	$7,695

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

The following tables summarize the changes in the Company’s level 3 financial instrument for the three months ended September 30, 2015 and 2014, respectively.

Conversion rights on US$ 6.25% Convertible Debentures
For the three months ended September 30,	2015	2014

Balance at June 30,	$9	$236
Total unrealized gain:
Non-cash gain on conversion feature	(6)	(188)
FX impact on conversion feature	-	17
Balance at September 30,	$3	$65

The decrease in fair value of the conversion rights was driven by an increase in the bond yield from 6.01% to 6.35% in the three months ended September 30, 2015. The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 14.5% from 17.5% in the three months ended September 30, 2014.

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. The change in fair value of the conversion rights led to income of six thousand dollars and $0.2 million in the condensed consolidated statement of operations for the three months ended September 30, 2015 and 2014, respectively.

There were no transfers within the fair value hierarchy during the three months ended September 30, 2015.

The Company has exposure to interest rate risk, foreign currency exchange risk, credit risk and liquidity risk. The Company’s management has overall responsibility for the establishment of the Company’s risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million of credit facility borrowings. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company recorded a non cash loss for the three months ended September 30, 2015, of $0.1 million in connection with the changes in fair value of the swap, which is included in

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

the consolidated statement of operations as a component of interest expense. The value of the interest rate swap represents a liability of $0.4 million as at September 30, 2015. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

Foreign Currency Exchange Risk

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the principal payment of the Cdn$ 6.25% Convertible Debentures upon maturity. The Company uses it cash flows from its Canadian operations to partially mitigate the exchange risk on the Cdn$ 6.25% Convertible Debenture interest payments.

The Company prepares its financial statements in U.S. dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a loss of $0.1 million on the translation of its monthly dividends into U.S. dollars. Both of these transactions are recorded in foreign currency gain in the consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada.

The accounting policies of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

Reportable operating segments:

	For the three months ended	For the three months ended
	September 30, 2015	September 30, 2014
Revenue
Transportation	$92,968	$87,391
Oil and gas	415	1,141
	$93,383	$88,532
Operating (losses) earnings
Transportation	$(12,045)	$(10,420)
Oil and gas	(442)	177
	(12,487)	(10,243)
Unallocated expenses	2,650	3,435
Benefit for taxes	(5,594)	(4,923)
Net loss	$(9,543)	$(8,755)

	As at	As at
	September 30, 2015	June 30, 2015
Total Assets
Transportation	$568,988	$527,291
Oil and gas	8,250	8,636
	$577,238	$535,927

11. Related Party Transactions

The Company utilized a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provided consulting services to the Company, assisting with fleet valuations in its acquisition efforts. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services were provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non-contractual basis. The Company paid the transportation equipment dealer $0.5 million for the three months ended September 30, 2014. In

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

11. Related Party Transactions (continued)

April 2015, the Company terminated the agreement and began to perform these services directly with internal resources.

These transactions were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12. Commitments and Contingencies

During the three months ended September 30, 2015, the Company entered into additional operating leases with ten major financial institutions to lease approximately $63.3 million in growth and replacement school vehicles for the upcoming 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.2%. Annual lease payments on these additional leases will approximate $9.0 million per year for the term of the leases.

Litigation

The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. Although litigation is inherently unpredictable, the Company is not presently a party to any such litigation that the Company believes could reasonably be expected to have a material adverse effect on its business.

13. Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information
	As at	As at
	September 30, 2015	June 30, 2015

Prepaid Expenses
Prepaid Insurance	$8,020	$7,098
Other	4,804	2,623
	$12,824	$9,721

Other Current Assets
Fuel Tax Receivable	$1,509	$1,799
Other	1,171	1,644
	$2,680	$3,443

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three months ended September 30, 2015

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13. Additional Financial Information (continued)

	As at	As at
	September 30, 2015	June 30, 2015

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$8,108	$8,483
Dividends Payable	14,141	14,096
Insurance	9,495	9,111
Wages and Benefits	14,836	5,175
Class B Shares	4,828	5,356
Taxes Payable	1,125	1,259
Deferred Revenue	2,899	655
Accrued Fixed Assets	-	20,983
Interest Payable	1,844	6
Other	4,025	2,272
	$61,301	$67,396

Other liabilities
Insurance	$17,774	$16,756
Other	985	676
	$18,759	$17,432

14. Subsequent Events

On October 2, 2015, STA Holdings granted 536,634 Class B Series Three common shares pursuant to the EIP. The Company will recognize a non-cash stock based expense related to these grants during the quarter ended December 31, 2015.

On October 21, 2015 the Company announced that the Toronto Stock Exchange (the “Exchange”) had approved its notice of intention to renew its normal course issuer bid for a portion of its common shares (“Common Shares”) as appropriate opportunities arise. The Company was permitted to commence purchasing Common Shares under the renewed normal course issuer bid on or about October 26, 2015. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to 8,403,185 Common Shares, in the twelve month period commencing October 26, 2015 and ending on October 26, 2016, subject to the Company’s senior debt agreement requirements.